Statement of Cash Flows

JL Chandler Enterprises LLC.
1/1/2019-12/31/2019

Financial Statements in U.S. Dollars

Operating Activities		
Net Income	4825	
Net Income		4825

Financing Activities	
Owners Draw	(6580)
Net Cash Provided by financing	(6580)
Cash and Cash Equivalents at beg. Of period	8578
Net Cash flows	(1755)
Cash and Cash Equivalents at end of period	6823
Net Change in cash for period	(1755)